--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            Explorations Group, Inc.
      ---------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
      ---------------------------------------------------------------------
                         (Title of Class of Securities)


                                    30214A106
                   ------------------------------------------
                                 (CUSIP Number)


                                   Eric Brown
                            Discount Management, LLC
                         1369 Madison Avenue, Suite 432,
                               New York, NY 10128
                                 (212) 722-7724
                   ------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                September 9, 2004
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.: 30214A106

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Discount Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
7     SOLE VOTING POWER

      NUMBER OF SHARES 1,375,000
--------------------------------------------------------------------------------
8     SHARED VOTING POWER

--------------------------------------------------------------------------------
9     SOLE DISPOSITIVE POWER

      NUMBER OF SHARES 1,375,000
--------------------------------------------------------------------------------
10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,375,000 shares of common stock
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.01 per share (the "Issuer Common Stock"), of Explorations Group, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 1369 Madison Avenue, Suite 432, New York, NY 10128.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Discount Management, LLC, a New York limited liability company.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 9, 2004, the Issuer completed the acquisition of Parking Pro, Inc., a New York corporation pursuant to a Reorganization Agreement. Discount Management, LLC was a shareholder of Parking Pro, Inc. and acquired 975,000 shares as a result of the acquisition transaction.

On September 9, 2004, the Reporting Person acquired an additional 400,000 shares of newly issued common stock of the Issuer in a private placement.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person does not have any other plans which relate to or would result in any of the items listed herewith (although the Reporting Person reserves the right to develop such plans or proposals). From time to time the Reporting person may acquire additional shares of common stock of the Issuer or dispose of some or all of the shares of the Issuer's common stock that he owns.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person beneficially owns and has the sole power to vote and dispose of 1,375,000 shares of Issuer Common Stock, representing approximately 21.8% of the 6,426,567 shares of common stock outstanding as of September 13, 2004 excluding shares of Class B Preferred each convertible into 100 shares of common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On September 9, 2004,the Issuer completed the acquisition of Parking Pro, Inc., a New York corporation pursuant to a Reorganization Agreement. Discount Management, LLC was a shareholder of Parking Pro, Inc. and acquired 975,000 shares as a result of the acquisition transaction.

The Reporting Person has no contract, arrangement, understanding or relationship with any other person with respect to any securities of the issuer, including, but not limited to the transfer or voting of any such securities, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

                                    Signature

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 13, 2004                    Discount Management, LLC


                                      By: /s/ Eric Brown
                                          --------------------------------------
                                          Eric Brown